Exhibit 99.1

Investor Contact:	Jessica Hazel
(615) 235-4367

Media Contact:	Heidi Pearce
(615) 235-4135

Cracker Barrel and Biglari Announce
Appointment of Biglari Nominee and Cooperation Agreement

Jody L. Bilney Joins Cracker Barrel Board of Directors

LEBANON, Tenn. and SAN ANTONIO, Texas – September 28, 2022 - Cracker Barrel Old Country Store, Inc. (Nasdaq: CBRL) (“Cracker Barrel” or the “Company”) and Biglari Capital Corp., together with other affiliated entities including Biglari Holdings Inc. (NYSE: BH.A; BH) (collectively, “Biglari”), announced that they have entered into a Nomination and Cooperation Agreement (the “Agreement”).

Under the terms of the Agreement, the Company has expanded the Company’s Board to eleven directors and appointed Jody L. Bilney, one of Biglari’s nominees, as a director, effective immediately.

Ms. Bilney currently serves on the boards of directors of Chuy’s Holdings, Inc., Masonite International Corporation, Alignment Healthcare, Inc., and several private companies. During the course of a long and successful career across multiple industries, Ms. Bilney served as the chief marketing officer for Humana Inc., the chief brand officer for Bloomin’ Brands, Inc., and a senior executive at The Charles Schwab Corporation and Verizon Communications, Inc.

In addition to appointing her to the Board, the Company has agreed to include Ms. Bilney on its slate of directors to be voted upon by Cracker Barrel’s shareholders at its annual meetings to be held in 2022 and 2023, and to appoint her to one or more standing committees of the Board in accordance with its normal practices. The Company will reimburse Biglari up to $500,000 for its expenses in connection with pursuing its director nominations.

Under the terms of the Agreement, Biglari has agreed to customary standstill restrictions that will be in effect until February 29, 2024 as to certain obligations, and thirty business days prior to the deadline for nominating candidates to be voted upon at the Company’s 2024 annual meeting of shareholders with respect to certain other obligations. The Company has also agreed to certain obligations, which are contained in the Agreement.

A complete copy of the Agreement will be filed by the Company with the SEC as an exhibit to a Current Report on Form 8-K.

About Cracker Barrel Old Country Store®

Cracker Barrel Old Country Store, Inc. (Nasdaq: CBRL) provides a caring and friendly home-away-from-home experience while offering guests high-quality homestyle food to enjoy in-store or to-go and unique shopping — all at a fair price. Established in 1969 in Lebanon, Tenn., Cracker Barrel and its affiliates operate more than 660 company-owned Cracker Barrel Old Country Store® locations in 45 states and own the fast-casual Maple Street Biscuit Company. For more information about the Company, visit crackerbarrel.com.

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